

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 24, 2009

Michael K. Simon
Chief Executive Officer
LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, MA 01801

Re: LogMeIn, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed June 16, 2009
File No. 333-148620

Dear Mr. Simon:

We have reviewed your filing and have the following comments.

Amendment No. 8 to Registration Statement on Form S-1

General

1.   We are in receipt of your amended confidential treatment request, CF Control #21479. Any comments will be provided in a separate letter and must be resolved prior to the desired effective date.

2.   We note that the report and consent of your independent registered public accounting firm have not been signed. We presume that you intend to file a pre-effective amendment that includes a signed and dated report and consent, both of which will be revised to remove the prefatory paragraph.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 35

3.   We note the revisions made to the table on page 36. However, it appears that the values under the columns labeled "Per Share Weighted Average Estimated Fair Value of Options" and "Per Share Estimated Fair Value of Common Stock" have been switched. See the table on page F-22 which appears to disclose the appropriate amounts and revise accordingly.

4.   Please revise to disclose the significant factors contributing to the difference between the fair value of the underlying common stock used for your May 2009 option grants and the estimated IPO price.

Principal and Selling Stockholders, page 94

5.   For Intel Capital and the trust for the benefit of Mr. Harrison's children, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by those selling shareholders. Please also clarify whether Mr. Benson exercises sole or shared voting and/or dispositive powers over the securities offered for resale Prism. If Mr. Benson shares voting and/or dispositive powers with any persons, please identify those individuals as well.

6.   Please disclose whether McNamee Lawrence & Co. purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, McNamee Lawrence & Co. had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Unless these representations are provided, McNamee Lawrence & Co. should be named in the prospectus as an underwriter.

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        If you have questions or comments on the financial statements and related matters, please contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via Facsimile (781) 966-2100
        Lee Schindler, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP